Exhibit 99.1

PROPOSAL FOR AMENDMENT OF THE BYLAWS

PERDIGÃO S.A.

CNPJ/MF N 01.838.723/0001-27

Publicly Held Company

BYLAWS

I - NAME, HEAD OFFICES, TERM AND CORPORATE OBJECT

ARTICLE 1 - PERDIGÃO S.A. is a Company organized by instrument filed at São Paulo Board of Trade (JUCESP) under n.º 35300149947, on May 14, 1997, ruled by these Bylaws and applicable legal provisions.

ARTICLE 2 - The Company shall operate for an indefinite term and has its head office and court of jurisdiction in the city and judicial district of São Paulo, state of São Paulo, at Av. Escola Politécnica, No.760 – 2o floor, Bairro Jaguaré; the Company may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

ARTICLE 3. – The main corporate objects of the Company, in the national territory and abroad, are the following:

1)	The processing, sale and exploitation of food in general, especially derivatives of animal protein and food products that use the cold chain for support and distribution;
2)	The processing and sale of animal feed and nutritients;
3)	The rendering of food services in general;
4)	The processing, refining and sale of vegetal oils;
5)	The exploitation, preservation and storage of grains, seeds and their by-products;
6)	Reforesting, extraction, industrialization and sale of lumber;
7)	Wholesales and retail sales of consumer and production goods, including the sale of equipment and vehicles for development of its logistic activities;
8)	Exports and imports of consumer and production goods; and
9)	Interest in other companies in order to obtain, to the largest extent possible, the achievement of its corporate objects; and
10)	The participation in projects as required for operation of the Company’s businesses.

Sole Paragraph: The Company may also provide, using its own personnel or hiring third-parties, support to the end-activities listed in article 3 above such as:

a)         Auxiliary administrative, technical or operative support activities directed to the creation of conditions for the best exercise of its main activities;

b)        Transportation of cargo in general;

c)         Warehousing and storage of products and other related services;

d)        Retail promotion and reposition of its products in exhibition and points-of-sale to end consumers;

e)         Receipt and allocation services of the raw-material to be used in production;

f)           Repair, maintenance and conservation of machinery and vehicles;

g)        Promotion of activities, programs, technical assistance and foment directed to development of national agricultural and cattle-raising business;

h)        The production, exploitation and sales of packaging of whatever nature;

i)            The exploitation and livestock raising in general;

j)            Research and development of production techniques and improvement of the genetic breeding stock of the Company.

II - CAPITAL STOCK

ARTICLE 4 - The Capital Stock is of R$ 800,000,000.00 (eight hundred million Brazilian Reais), divided into 44,652,384 (forty four million, six hundred fifty two thousand, three hundred eighty four) shares, of which 15,471,957 (fifteen million, four hundred seventy one thousand and nine hundred fifty seven ) are common shares and 29,180,427 (twenty nine million, one hundred eighty thousand, four hundred and twenty seven ) are preferred shares, all in the book-entry form and without nominal value. The Company is authorized to increase its Capital Stock, by resolution of the Board of Directors, independent of amendment to the Bylaws, up to the limit of 60,000,000 (sixty million) shares, of which 20,040,000 (twenty million and forty thousand) are common shares and 39,960.000 (thirty-nine million, nine hundred and sixty thousand) are preferred shares. Unless otherwise deliberated by the Board of Directors, shareholders are not entitled to preemptive rights, in any share issuance or of debentures convertible into shares and subscription bonus, in which placement is made by sale in stock exchanges, public subscription or share exchange in public offer for acquisition of control, as provided by law .

Paragraph 1st. - The shares are indivisible and each common share entitles to one vote in the resolutions taken in the General Meetings.

Paragraph 2nd. - The Board of Directors shall authorize the maintenance of common and/or preferred shares in deposit account at a Finance Institution to be designed.

Paragraph 3rd. - The Company may charge the shareholders for the cost of share ownership transfer, share split or share grouping.

Paragraph 4th. – Upon proposal of the Board of Directors, the General Meeting may authorize the Company to issue and offer for subscription any other classes of shares in addition to those already existing, or increase of existing classes without keeping proportion with the others, setting up the conditions for their placement and benefits thereon.

Paragraph 5th. - Upon proposal of the Board of Directors in accordance with its corresponding plan, the General Meeting may authorize the Company to grant, within the limits of the authorized capital, a purchase option of shares to its officers or employees or to individuals that may render services to the Company or to a controlled company.

Paragraph 6th. – There is no statutory restriction that may obstruct or prevent the free trading of the shares of the Company.

ARTICLE 5th. - Preferred shares are entitled to all rights lawfully assured to the common shares, except the right to vote.

Paragraph 1st- Preferred rights consist of: a) inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76; b) priority in the receipt of a cumulative fixed dividend equivalent to one thousandth of Brazilian real (R$0,001) for each lot of one thousand (1,000) shares, participating in the profits distribution in equal conditions with the common shares, after the later have been assured a dividend equal to the minimum dividend required by law; c) reimbursement of the capital in the event of the Company liquidation, according to the resolution of the General Meeting.

Paragraph 2nd- Preferred shares having priority in the payment of accrued fix dividends, as provided in the foregoing paragraph, are entitled to receive such dividends in the fiscal year in which profit is insufficient, to be charged to the capital reserves account as provided in Paragraph 1st of the Art. 182, of Law 6.404/76.

Paragraph 3rd – By resolution of the General Meeting the Company may issue, at any time, new redeemable shares, considering the market conditions for determining the redeemable value and maturity date.

Paragraph 4th- Upon resolution of the General Meeting, the Company may approve the partial conversion of preferred shares into common shares, at the shareholder’s discretion, respecting the conditions set forth in such General Meeting.

ARTICLE 6th- Upon resolution of the General Meeting, according to the proposal of the Board of Directors, the capital stock of the Company may be increased through the capitalization of profits or reserves, being optional the issuance of new shares corresponding to the increase among its shareholders, at the rate of the numbers of shares owned.

Paragraph 1st- Preferred shares shall participate in equal conditions as the common shares in the capital increases referred to in the head clause hereof.

Paragraph 2nd - The Company may also increase its capital stock through public or private offer and the increase may be made in part or in whole with preferred shares or redeemable preferred shares, provided it does not exceed the maximum limit of two thirds (2/3) of the capital stock.

Paragraph 3rd – If a shareholder is in arrears with paying up its capital shall imply charge of interest of 1% (one per cent ) per month plus a fine of 10% (ten per cent) over the installment, without prejudice to other legal punishment.

III - GENERAL MEETING

ARTICLE 7 - The General Meeting, called and held pursuant to the law and these Bylaws shall ordinarily meet within four months after the end of the fiscal year and extraordinarily if the company interests and issues require shareholders’ resolutions.

Paragraph 1st - The General Meeting shall be conducted by the Chairman of the Board of Directors, or, in case of absence, by the Deputy Chairman, who shall appoint a Secretary for the meeting. In case of absence or temporary impediment of the Chairman or Deputy Chairman of the Board of Directors, the General Meeting shall be presided by their respective deputies, or, in case of absence or impediment of the deputies, by a member of the board especially appointed by the Chairman of the Board of Directors.

Paragraph 2nd. – The General Meeting shall have its powers defined by law and its resolutions, unless otherwise provided by law, shall be taken by absolute majority of votes attending the meeting, without regard to blank votes, through process to be adopted by the members of the meeting.

Paragraph 3rd. - Seven days prior to the General Meeting, the share transfer services may be interrupted.

Paragraph 4th. - The first call notice for the General Meeting will be made at least 15 days in advance;

IV - MANAGEMENT

ARTICLE 8 - The Board of Directors and the Executive Board shall be responsible for the Management of the Company, as provided by law and by these Bylaws .

Paragraph 1st. - The Company Management are exempt from posting bond for the performance of their mandates.

Paragraph 2nd. - It is expressly forbidden and shall be totally null and void the act of any manager, proxy or employee of the Company involving it in liabilities related to business and operations strange to its corporate object, without prejudice to the civil or criminal responsibility, should this be the case, to which the person at fault regarding this provision.

Paragraph 3rd.- The members of the Board of Directors shall not be allowed to accumulate the position of Executive Officer of the Company or in subsidiaries of the Company.

Paragraph 4th. – The members of the Management of the Company shall take office by signing the investiture term in the appropriate book .

Paragraph 5th. – The members of the Management of the Company shall remain in their posts until their respective successors are invested in office.

ARTICLE 9 - The General Meeting shall annually establish the global monthly compensation for the Management, including benefits of any nature and business entertainment expenses, taking into account their responsibilities, and their dedication to the performance of their duties, their skills and professional reputation and the value of their services in the market, and it shall be incumbent upon the Board of Directors, during the board meeting, to establish the set forth the criteria for the compensation payable to each Member of the Board of Directors and each Executive Officer.

V - BOARD OF DIRECTORS

ARTICLE 10 - The Board of Directors shall be composed by 7 (seven) effective members and equal number of alternates, who must be shareholders of the Company, elected by the General Meeting, for a two-year term, in which reelection is permitted .

Paragraph 1st - When the Board of Directors is elected, the Meeting shall appoint among its members, a Chairman and a Deputy-Chairman; the latter shall substitute the Chairman during his absences or impediments, as well as in case of vacancy.

Paragraph 2nd - The Board of Directors shall meet ordinarily when called by the Chairman, at least once a month, and extraordinarily, whenever necessary, and Minutes of the meeting shall be drawn in the proper book.

Paragraph 3rd. – The meetings of the Board of Directors shall be ordinarily called by the Chairman, and shall only be installed with the presence of at least 2/3 of its members.

Paragraph 4th. - Except for the matters provided in the Article 12 of these Bylaws, the resolutions of the Board of Directors shall be taken by majority of the votes of those present, and the Chairman shall be entitled to the casting vote in case of tie, without prejudice to his individual vote.

Paragraph 5th. - – In case of vacancy of the of the full member of the Board of Directors, and of their deputies, the remaining members shall appoint a substitute for the office until the next General Meeting, when a new member of the board shall be elected to complete the mandate. In the event of simultaneous vacancy higher than a third (1/3) of its member, a General Meeting shall be called within 30 days of such event, for the election and taking office of the substitutes whose mandates shall end at the same time as that of the remaining Members of the Board .

ARTICLE 11 - The Board of Directors shall:

1)	Establish the general guidelines of the businesses of the Company;
2)	Elect and remove directors of the Company and determine their duties and compensation, according to the provisions herein;
3)	Follow-up the fulfillment of the duties of the Audit Committee, under the terms of the current legislation; approve its Regulation and review the reports issued by the Audit Committee.
4)	To oversee the work of the Management, examine at any time the books and documents of the Company, request information on the agreements already executed or to be executed and any other acts;
5)	To call the General Meeting as it deems fit and in the cases provided by law;
6)	To give opinion on the Management Report and the financial statements of the Executive Board;
7)

To distribute among the members of the Board of Directors and Executive Board the annual global compensation established by the General Meeting and set forth the criteria for profit sharing of the Management, according to the provisions of these Bylaws;

8)

To authorize the Executive Board to offer guarantees and sureties to subsidiaries and associated companies and, occasionally, to third parties when related to matters involving the operating activities of the Company;

9)

To authorize the Executive Board to make available products and real estate property and moveable property of the Company to subsidiaries and associated companies to be offered as collateral guarantee to the Financial Institutions, when contracting loans;

10)	To give opinion on the installation or suppression of the Company’s premises at any place within national territory or abroad;
11)	To choose and remove Independent Auditors appointed by the Audit Committee;
12)	To propose to the General Meeting the issuance of new shares, above the authorized capital stock limit;
13)	To decide on the acquisition of shares issued by the Company for their cancellation or maintenance as treasury shares and, in the latter case to resolve upon their disposal;
14)	To decide on the issuance of trade notes (commercial paper) and other similar securities;
15)

To decide on the issuance of shares within the limits of the authorized capital, determining the quantity, type and class of the shares, their requirements for paying in and the related subscription prices and premiums as well as how preemptive rights shall be granted to shareholders;

16)

To decide on the preparation of bi-annual or interim balance sheets, as well as to declare bi-annual or interim dividends charged to the account of profits assessed for these balance sheets of for the Retained Earnings Account or of Reserve of Profits existing in the last annual or bi-annual balance sheet, as provided in law and/or distribution of interest attributable to shareholders’ equity as per Law 9.249/95;

17)

To previously approve and establish the acts to be carried out by the Executive Board of the Company when they are also shareholders and/or participants in another companies, and/or partners in another companies, defining the tenor of the vote to be proffered by the Company during the general meetings and/or shareholders’ meetings of those companies in which the Company participates, except when deciding upon operating and non financial matters;

18)

To submit proposal for approval by the Meeting to authorize the Company to grant, within the limits of the authorized capital, purchase option of shares to its officers or employees or to individuals that may render services to the Company or to a controlled company;

19)	To authorize changes in the marketability and issuance of American Depositary Receipts – ADRs;
20)

The Board of Directors, for consulting purposes, may appoint technical or consulting committees, not empowered to approve resolutions, to carry out specific tasks or for general activities of the interest of the Company. The Committees may carry out their duties, in the following areas, among others: (i) strategic and financial, (ii) corporate governance and ethics, (iii) management compensation and executive development and (iv) auditing.

ARTICLE 12 - The approval of the following issues shall depend on the favorable vote of 2/3 (two thirds) of the Board of Directors:

1)

Proposals of amendments to the articles of association, related to the term of the company, corporate object, capital increases or decreases, except when resulting from the capitalization of reserves for price-level restatement of the capital stock, issuance of securities and/or marketable securities, exclusion of the preemptive rights in the subscription of shares and other securities and/or marketable securities, dividends, interests on capital, powers and duties of the General Meeting, chart and duties of the Board of Directors and Executive Board and respective quorum for resolutions;

2)	Spin-off, merges and incorporations to which the Company is a part or of the Company itself, as well as its transformation or any other form of corporate reorganization.
3)	Liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company and financial reorganizations related thereof;
4)

Proposals on the creation, acquisition, assignment, transfer, disposal and/or encumbrance a) share interest and/or any securities in any companies; b) real estate property with market value of 0.002% of the Shareholders equity; and c) permanent assets representing, severally or jointly, amount equal to 2.5% (two point five per cent) or more of the shareholders’ equity of the Company;

5)	To set forth limits as per value, term or type of operation for the contracting of loans, financing or for giving personal or real guarantees;
6)

Approval of expenses and financing operations concerning the activities of soybean, corn and other inputs not expressly anticipated in the general budget, and of hedging of any kind whether involving or not future or options market;

7)	Grant and/or render guarantees, borrowings, loans to any subsidiaries and/or associated of the Company and/or its employees that exceed the limits set in item 4;
8)

Carry out transactions and business of any nature with shareholders, their controlling, controlled and associated companies, or with their managers, employees and relatives the value of which, exceed the limits imposed in item 4;

9)

Approval of the annual and perennial general integrated budgets (budgets of operations, investments and of cash flows) of the company and its subsidiaries and associated, establishment of the investment policy and business strategy. The integrated annual budget will always be approved before or on the last day of the previous fiscal year to which it refers, and should cover the twelve months of the next fiscal year. At any time during the fiscal year, the budget of the Company shall cover a minimum period of six (6) months. The execution and realization of the approved budget shall be monthly revised during the ordinary meetings of the Board of Directors;

10)	The election of the Executive Board, appointing the Chief Executive Officer and his occasional substitute in case of impediment or absence;
11)	Issuance, purchase, amortization and/or redemption of shares, debentures whether convertible or not, founder’s shares, subscription bonus and any other securities;
12)	Setting up of the policy for dividend payments;
13)	Approval of assignment, transfer and/or acquisition of any rights related to marks, patents, production and technology processes.

VI - EXECUTIVE BOARD

ARTICLE 13 - The Executive Board shall comprise up to 08 (eight) officers, elected for a term of 2 (two) years, reelection being permitted; 1(one) Chief Executive Officer and the others Officers with designation and duties to be proposed to the Board of Directors by the Chief Executive Officer, according to the terms of the Article 14 below; all other professionals will meet the requirements in Article 16 below.

ARTICLE 14 – It is incumbent upon the Executive Board individually:

1)	As to the Chief Executive Officer:
	a)	call and chair the meetings of the Executive Board;
	b)	represent the Executive Board during the meetings of the Board of Directors and in the Audit Committee;
c)

submit to the Board of Directors the proposals of the Executive Board concerning the investment plan, organic structure, qualification of titles and functions, implementation and changes to the Internal Regulations and other general rules and regulations for the operation of the Company and its subsidiaries and associated;

	d)	supervise and provide guidelines for the conduction of the corporate businesses and activities of the other Officers;
	e)	submit to the Board of Directors the financial statements, operating and investment budgets, the financial planning and the cash flow;
	f)	propose to the Board of Directors officers titles, whether with special designation or not, and the related members for the performance of specific duties deemed by it as necessary.
2)	To the other Officers, whose designation will be given by the Board of Directors as suggested by the Chief Executive Officer:
	a)	Set guidelines, coordination and supervision of the specific activities under his responsibility;
	b)	Carry our specific duties attributed to them by resolution of the Chief Executive Officer.

ARTICLE 15 - When defining functions and responsibilities of the Officers, the Chief Executive Officer shall take into account that the financial and controlling area must focus on the following activities:

a)         to prepare, together with other Officers, under coordination of the Chief Executive Officer, the budgets to be submitted to the approval of the Board of Officers and undertake the whole control on the execution thereof, mainly as for the cash flow control;

b)        to direct the execution of the economical and financial policy, supervising the economical and financial activities, under the instructions of the Board of Directors; to arrange and coordinate the information system necessary to its performance, as well as to oversee all controlling activities, and settle the securities market relations policy.

ARTICLE 16 - The designation of the Executive Board shall be executed by the Board of Directors among the previously chosen candidates by the Chief Executive Officer. For that purpose, the Chief Executive Officer shall address to the Board of Directors a copy of the curricula vitae of the candidates, showing together with the terms of their hiring and all other necessary information to the evidence of their qualifications, as settled in Article 17 below.

ARTICLE 17 - The Executive Board shall be solely integrated by professionals with proven academic skills, acquired through courses or compatible activities with such functions in question.

ARTICLE 18 - The Executive Board, within the limits set by Law and by this instrument, is vested with the general management powers which allows it to practice any and all acts necessary for the normal operation of the Company, aiming at accomplishing its corporate objects.

Paragraph 1st. - The representation of the Company as plaintiff or defendant, in or out of court, as well as the performance of all legal acts shall be under responsibility of 2 (two) members of the Executive Board acting jointly, except for the acquisition, assignment, transfer, disposal and/or encumbrance, at any title or form, of:

a)         share interests and/or any securities in any companies;

b)        real estate of any value and items of the permanent assets, in which case the responsibility shall be exclusively held by the Chief Executive Officer or his substitute, together with another member of the Executive Board.

Paragraph 2nd. - The Executive Board, through two of its members and the appropriate instruments may appoint attorneys-in-fact with especial powers to act on behalf of the Company, in effect until December 31 of each year, except for judicial mandates as to effectiveness, observing the limitations and restrictions aforementioned in paragraph 1st above and established by the Board of Directors.

ARTICLE 19 - The Executive Board shall hold meetings whenever necessary, and Minutes of the meeting shall be drawn in the proper book.

Paragraph 1st. - The resolutions of the Executive Board shall be taken by majority of votes, and the Chairman or his substitute shall be entitled to the casting vote in case of tie, without prejudice to his individual vote.

Paragraph 2nd. – The minimum “quorum” required for validating the resolutions of the Executive Board shall be of 2/3 (two thirds) of its members, always with the presence of the Chief Executive Officer or his substitute.

Paragraph 3rd. - In their absences or temporary impediments, the Officers shall substitute for one another among them, as appointed by the Chief Executive Officer. In the event of vacancy, the Board of Directors shall appoint a substitute for the vacant office within 30 (thirty) days and the mandate of such substitute shall end at the same time as that of the other Officers.

VII – THE FISCAL COUNCIL / AUDIT COMMITTEE

ARTICLE 20 - The Company shall have a permanent Fiscal Council formed by, at least, three members and, at most by five members and equal number of deputies with duties, competence and compensation as provided by law.

Paragraph 1st. – The Fiscal Council shall hold monthly ordinary meetings and extraordinary meetings whenever deemed necessary, drawing up Minutes of such meetings in the appropriate book.

ARTICLE 21 – In addition to the activities prescribed in the Brazilian law, the Fiscal Council shall perform all the duties of the Audit Committee.

ARTICLE 22 – For the full performance of the functions of the Audit Committee, it shall comply with all the requirements set forth in the applicable legislation, the provisions of these Bylaws and of the Regulations for the Fiscal Council and Audit Committee .

Paragraph 1st – At least one of the members of the Fiscal Council shall have proven knowledge in the accounting, audit and financial areas qualifying him as a financial specialist for the purposes of the Audit Committee.

Paragraph 2nd – The members of the committee shall have the same obligations and restrictions imposed by law and by these Bylaws to the Company Management.

Paragraph 3rd – Members who are fully carrying out their functions in the Audit Committee, shall not participate in more than three (3) Audit Committees or Fiscal Councils.

ARTICLE 23 – The activities of the Audit Committee shall be ruled by the applicable and in force laws, these Bylaws, and by the Regulation created for the Fiscal Council and Audit Committee, approved by the Board of Directors of the Company, who shall establish the competence, operation and other subjects about the Committee.

VIII – FISCAL YEAR AND RESULTS

ARTICLE 24 – The Fiscal year shall coincide with the calendar year at the end of which the Company shall prepare a general balance sheet of its activities to assess the results for the period, and will prepare the corresponding financial statements for disclosure and review by the General Meeting.

ARTICLE 25 - Before any profit sharing or distribution of the results for the fiscal year, deduction will be made to cover any losses accrued and for Income Tax provision.

Sole Paragraph – After the deductions referred to in this Article, the General Meeting may resolve upon a participation to be distributed to the Management and employees of up to ten percent (10%) of the remaining profits, observing legal restrictions.

ARTICLE 26 – Destination of the net profit for the year shall be made as follows:

1)	five percent (5%) for the constitution of Legal Reserve up to twenty percent (20%) of the Capital Stock;
2)	twenty-five percent (25%) as minimum compulsory dividend, adjusted according to Article 202 of Law No. 6404/76, to be attributed to all shares of the company, irrespective of type or class;
3)	twenty percent (20%) for constitution of reserves for the capital increase up to the limit of twenty percent (20%) of the Capital Stock;
4)	The remaining balance will have the following destination:
	a)	For constitution of the expansion reserve up to eighty percent (80%) of the Capital Stock, in order to prevent any reduction of working capital; or
	b)	The General Meeting shall resolve upon destination of the balance, which, by legal proposal of the Management may be totally or partially attributed as:

		b.1)	supplementary dividend to shareholders;
		b.2)	balance to be carried over to the next fiscal year, such as retained earnings, when duly justified by the officers to fund investment plan forecasted in the capital budget.

ARTICLE 27 - Unless otherwise stated by the General Meeting, the payment of dividends and/or interest attributable to shareholders’ equity and the distribution of shares resulting from the capital increase shall be made within sixty (60) days as of the date of the respective resolution.

Sole Paragraph – Upon resolution of the Board of Directors, under the terms of Article 12 above, the Company may prepare a biannual and interim balance sheets, as well as declare dividends to be charged to the account of these balance sheets or retained profits as provided in law, and/or distribution of interest attributable to shareholders’ equity as per Law 9.249/95.

IX – GENERAL PROVISIONS

ARTICLE 28 - In case of dissent, the norms provided in law and in the Shareholder’s Agreement filed at the head offices of the Company shall prevail, according to Article 118 of Law No. 6404/76.

ARTICLE 29  – The company shall comply with the Shareholder’s Agreement filed at the head offices of the Company, it being expressly forbidden to the participants of the board of the Meeting consider the vote statement of any shareholder, subscriber of such shareholder agreement duly filed at the Company’s head offices, which is pronounced in disagreement with its provisions, and it is also forbidden to the Company accept and proceed with the transfer, and/or encumbrance and/or assignment of preferred rights and/or other securities that do not comply with what is foreseen and regulated in the Shareholders’ Agreement .

ARTICLE 30  – The reimbursement process shall involve the totality of shares of the dissenting shareholders.

ARTICLE 31  – The contingencies not covered by these Bylaws shall be ruled by the Law.

São Paulo, April, 2005